Exhibit 99.(h)(7)

EXPENSE REIMBURSEMENT AGREEMENT

THIS EXPENSE REIMBURSEMENT AGREEMENT (the “Agreement”) is made as of [xxx], 2014 by and between Sentinel Asset Management, Inc. (“Sentinel”) and Sentinel Group Funds, Inc. (the “Corporation”), on behalf of itself and the funds listed in Appendix A hereto, each such fund a series of the Corporation (each a “Fund”, and collectively, the “Funds”).

WHEREAS, Sentinel and the Corporation have entered into an Amended and Restated Investment Advisory Agreement as of March 1, 1993, as amended and restated as of April 4, 2008 (the “Advisory Agreement”), pursuant to which Sentinel provides investment advisory services to the Funds for compensation based on the value of the average daily net assets of each Fund; and

WHEREAS, the Funds are responsible for, and have assumed the obligation for, payment of certain expenses under: (i) the Amended and Restated Transfer and Dividend Disbursing Agent Agreement, entered into as of June 7, 2007, and amended and restated as of March 31, 2011, between the Corporation, on behalf of each of its series, including the Funds, and Sentinel Administrative Services, Inc., an affiliate of Sentinel (“SASI”), or any successor agreement(s) with any other entity or entities for the provision of transfer agency services and the oversight of such services (as amended and/or supplemented from time to time, the “TA Agreement); and (ii) the Administration Agreement entered into as of June 7, 2007, between the Corporation and SASI (as amended and/or supplemented from time to time, the “Administration Agreement”, and, together with the TA Agreement, the “Agent Agreements”); and

WHEREAS, Sentinel and the Corporation, on behalf of itself and the Funds, have determined that it is appropriate and in the best interests of the Funds and their shareholders to maintain the expenses of certain share classes of the Funds set forth in Appendix A at a level below the level to which such share classes of the Funds would otherwise be subject; and

WHEREAS, Sentinel desires to limit the Operating Expenses (as that term is defined in paragraph 2 of this Agreement) with respect to such share classes pursuant to the terms and provisions of this Agreement, and the Corporation (on behalf of the Funds) desires to allow Sentinel to implement those limits.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties hereto, intending to be legally bound hereby, mutually agree as follows:

1.                                      Sentinel or an affiliate hereby agrees to reimburse certain class-specific operating expenses (“Operating Expenses”) of the Class R3 and Class R6 share classes of the Funds listed in Appendix A of the Agreement (each a “Class”) in order to limit the Total Annual Fund Operating Expenses with respect to each Class to the rate of specified for that Class (each such rate, an “Operating Expense Limit”) in such Appendix (the “Expense Caps”).

2.                                      For purposes of this Agreement, the term “Total Annual Fund Operating Expenses” with respect to a Class is defined to include all expenses necessary or appropriate for the operation of the Fund and Class, including, but not limited to, fees associated with registering each Class in the various states (“blue sky fees”), the Advisor’s investment advisory or management fee as described in the Advisory Agreement, and other expenses described in the Advisory Agreement and the Agent Agreements.

3.                                      Any Operating Expenses paid by Sentinel or any of its affiliates (collectively, “subsidies”), pursuant to this Agreement shall be reimbursed by a Class to Sentinel no later than the end of the third fiscal year following the year to which the subsidy relates if the Operating Expenses for that period do not exceed the Operating Expense Limit.  For example, subsidized Operating Expenses relating to the period December 1, 2013 to November 30, 2014 would no longer be eligible for reimbursement after December 1, 2017.  Sentinel generally seeks reimbursement on a rolling three-year basis whereby the oldest subsidies are recouped first.  Sentinel may not request or receive reimbursement for any subsidies before payment of the operating expenses for a Class for the current year and cannot cause the Class to exceed the Expense Cap or any other agreed upon expense limitation for that year in making such reimbursement. Sentinel agrees not to request or seek reimbursement of subsidized Operating Expenses that are no longer eligible for reimbursement.

4.                                      This Agreement shall be effective from the date hereof and continue through March 31, 2016.  Notwithstanding such termination date, this Agreement may be terminated upon 90 days’ notice by a vote of a majority of the Board of Directors of the Corporation, including a majority of the Directors who are not “interested persons” of the Corporation as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, Sentinel and the Corporation have agreed to this Expense Reimbursement Agreement as of the day and year first above written.

Sentinel Asset Management, Inc.

By:
Name:
Title:

Sentinel Group Funds, Inc. on behalf of itself and the Funds listed in Appendix A

By:
Name:
Title:

Appendix A

Fund and Class	Operating Expense Limit

Common Stock Fund, R6	0.65% of the average daily net assets of the Fund attributable to such Class for the annual period

Small Company Fund, R6	0.73% of the average daily net assets of the Fund attributable to such Class for the annual period

Total Return Bond Fund, R6	0.69% of the average daily net assets of the Fund attributable to such Class for the annual period

Total Return Bond Fund, R3	1.19% of the average daily net assets of the Fund attributable to such Class for the annual period